NO ACT

PE
1-14-09

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

[redacted]

09038736

Received SEC
MAR 13 2009
Washington, DC 20549

March 13, 2009

Eric N. Litzky
Vice President - Corporate Governance
American International Group, Inc.
70 Pine Street
New York, NY 10270

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 3-13-09

Re: American International Group, Inc.
Incoming letter dated January 14, 2009

Dear Mr. Litzky:

This is in response to your letter dated January 14, 2009 concerning the shareholder proposal submitted to AIG by Kenneth Steiner. We also have received a letter from the proponent to AIG dated January 28, 2009 and a letter on the proponent's behalf dated February 27, 2009. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Heather L. Maples
Senior Special Counsel

Enclosures

cc: John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

March 13, 2009

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: American International Group, Inc.
Incoming letter dated January 14, 2009

The proposal asks the board to take the steps necessary to amend the bylaws and each appropriate governing document to give holders 10% of AIG's outstanding common stock (or the lowest percentage allowed by law above 10%) the power to call special shareholder meetings and further provides that such bylaw and/or charter text shall not have any exception or exclusion conditions (to the fullest extent permitted by state law) that apply only to shareowners but not to management and/or the board.

We are unable to concur in your view that AIG may exclude the proposal under rules 14a-8(b) and 14a-8(f). Accordingly, we do not believe that AIG may omit the proposal from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f).

We are unable to concur in your view that AIG may exclude the proposal under rule 14a-8(c). Accordingly, we do not believe that AIG may omit the proposal from its proxy materials in reliance on rule 14a-8(c).

We are unable to concur in your view that AIG may exclude the proposal under rule 14a-8(i)(2). Accordingly, we do not believe that AIG may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(2).

Sincerely,

Carmen Moncada-Terry
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 *** *** FISMA & OMB Memorandum M-07-16 ***

February 27, 2009

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 1 American International Group, Inc. (AIG)
Rule 14a-8 Proposal by Kenneth Steiner
Special Shareowner Meetings

Ladies and Gentlemen:

This responds to the January 14, 2009 no action request.

The following precedents appear relevant to this no action request on the issue of Mr. Kenneth Steiner being the proponent:

- Wyeth (January 30, 2009)
- Citigroup Inc. (February 5, 2009)
- Alcoa Inc. (February 19, 2009)
- The Boeing Company (February 18, 2009)
- Bristol-Myers Squibb Company (February 19, 2009)
- Pfizer Inc. (February 19, 2009)

This proposal topic was submitted on November 4, 2008 and only on November 4, 2008. The company had no question on who was the proponent within 14-days of November 4, 2008 which is the deadline period for the company.

For these reasons it is requested that the staff find that this resolution cannot be omitted from the company proxy. It is also respectfully requested that the shareholder have the last opportunity to submit material in support of including this proposal – since the company had the first opportunity

Sincerely,

John Chevedden

cc:
Kenneth Steiner

Eric Litzky <Eric.Litzky@AIG.com>

AIG

Kenneth Steiner

*** FISMA & OMB Memorandum M-07-16 ***

Mr. Edward M. Liddy
Chairman
American International Group, Inc. (AIG)
70 Pine St
New York NY 10270

Rule 14a-8 Proposal

Dear Mr. Liddy,

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is for the next annual shareholder meeting. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and the presentation of this proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is the proxy for John Chevedden and/or his designee to act on my behalf regarding this Rule 14a-8 proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communications to *** FISMA & OMB Memorandum M-07-16 *** at:

*** FISMA & OMB Memorandum M-07-16 ***

to facilitate prompt communications and in order that it will be verifiable that communications have been sent.

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal promptly by email.

Sincerely,

Kenneth Steiner — Date: 10/9/08

cc: Kathleen E. Shannon <kathleen.shannon@aig.com>
Corporate Secretary
PH: 212 770-7000
Fax: 212 509-9705
F: 212-785-1584

[AIG: Rule 14a-8 Proposal, November 4, 2008]

3 – Special Shareowner Meetings

RESOLVED, Shareowners ask our board to take the steps necessary to amend our bylaws and each appropriate governing document to give holders of 10% of our outstanding common stock (or the lowest percentage allowed by law above 10%) the power to call special shareowner meetings. This includes that such bylaw and/or charter text will not have any exception or exclusion conditions (to the fullest extent permitted by state law) that apply only to shareowners but not to management and/or the board.

Statement of Kenneth Steiner

Special meetings allow shareowners to vote on important matters, such as electing new directors, that can arise between annual meetings. If shareowners cannot call special meetings, management may become insulated and investor returns may suffer. Shareowners should have the ability to call a special meeting when a matter is sufficiently important to merit prompt consideration.

Fidelity and Vanguard supported a shareholder right to call a special meeting. Governance ratings services, including The Corporate Library and Governance Metrics International, took special meeting rights into consideration when assigning company ratings.

This proposal topic won impressive support at the following companies (based on 2008 yes and no votes):

Occidental Petroleum (OXY)	66%	Emil Rossi (Sponsor)
FirstEnergy Corp. (FE)	67%	Chris Rossi
Marathon Oil (MRO)	69%	Nick Rossi

The merits of this Special Shareowner Meetings proposal should also be considered in the context of the need for further improvements in our company's corporate governance and in individual director performance. In 2008 the following governance and performance issues were identified:

- The Corporate Library www.thecorporatelibrary.com, an independent investment research firm, rated our company:
  - "D" in Corporate Governance.
  - "High Governance Risk Assessment."
  - "Very High Concern" in executive pay – $14 million for Martin Sullivan.
  - "High Concern" in accounting – SOX 404 violation.
- Nine of our directors received from 22% to 32% in withhold votes in spite of our having a principle shareholder.
- Our directors made sure that we could not vote on the long-established shareholder proposal topic of cumulative voting in 2008.
- The company 2007 proxy raised a question on whether it was professionally proofread.
- Martin Feldstein had 21-years tenure (independence concern) and was designated an "Accelerated Vesting" director by The Corporate Library. This was due to his involvement with speeding up stock option vesting in order to avoid recognizing the related cost.
- George Miles served on 5 boards (over-extension concern) and served on two of our key committees.
- Our directors also served on 10 boards rated "D' or "F" by the Corporate Library:

George Miles	Harley-Davidson (HOG)	
George Miles	HFF, Inc. (HF)	
Stephen Bollenbach	Time Warner (TWX)	
Stephen Bollenbach	KB Home (KBH)	F-rated

Suzanne Nora Johnson	Pfizer (PFE)
Edward Liddy	3M (MMM)
James Orr	Gevity HR (GVHR)
Martin Feldstein	Eli Lilly (LLY)
Michael Sutton	Krispy Kreme Doughnuts (KKD)
Fred Langhammer	Disney (DIS)

The above concerns shows there is need for improvement. Please encourage our board to respond positively to this proposal:

Special Shareowner Meetings –
Yes on 3

Notes:
Kenneth Steiner, *** FISMA & OMB Memorandum M-07-16 *** sponsored this proposal.

The above format is requested for publication without re-editing, re-formatting or elimination of text, including beginning and concluding text, unless prior agreement is reached. It is respectfully requested that this proposal be proofread before it is published in the definitive proxy to ensure that the integrity of the submitted format is replicated in the proxy materials. Please advise if there is any typographical question.

Please note that the title of the proposal is part of the argument in favor of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout all the proxy materials.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including:
Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:

- the company objects to factual assertions because they are not supported;
- the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
- the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
- the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

See also: Sun Microsystems, Inc. (July 21, 2005).

Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email.

DJF

DISCOUNT BROKERS

Date: 19 Nov 2008

To whom it may concern:

As introducing broker for the account of Kenneth Steiner, account number *** FISMA & OMB Memorandum M-07-16 *** held with National Financial Services Corp. as custodian, DJF Discount Brokers hereby certifies that as of the date of this certification Kenneth Steiner is and has been the beneficial owner of 1550 shares of American Int'l Group; having held at least two thousand dollars worth of the above mentioned security since the following date: 2/10/03, also having held at least two thousand dollars worth of the above mentioned security from at least one year prior to the date the proposal was submitted to the company.

Sincerely,

Mark Filiberto

Mark Filiberto,
President
DJF Discount Brokers

Post-it® Fax Note 7671	Date 11-19-08	# of pages ▶
To Eric Litzky	From John Chevedden	
Co./Dept.	Co.	
Phone #	Phone *** FISMA & OMB Memorandum M-07-16 ***	
Fax # 212-735-1584	Fax #	

1981 Marcus Avenue • Suite C114 • Lake Success, NY 11042
516-328-2600 800-695-EASY www.djfdis.com Fax 516-328-2323

From: *** FISMA & OMB Memorandum M-07-16 ***

Sent: Wednesday, January 28, 2009 7:10 PM

To: eric.litzky@aig.com

Cc: John Chevedden

Subject: jan 14 letter to SEC

Dear Mr. Litzky,

I am in possession of a no-action request you have submitted to the SEC regarding the proposal I submitted to your company regarding special shareholder meetings. In it you claim I am not the real proponent. What you fail to tell the SEC is that your company had accepted and placed in it's proxy a proposal in 2007 submitted under the exact same process. I also attended the annual meeting that year and presented the proposal and spoke on it at length. This is in the transcript and was reported in the media that day on Reuters. After losing 99% of my money in your stock since then it is a little disconcerting that AIG is spending what little is left of shareholder money to try to exclude my proposal under false pretenses. If only my lost money wasn't real I wouldn't mind being called an unreal proponent. Of course AIG has taken 150 billion dollars from the taxpayers..... is this the best use you could come up with for these precious funds? I am the proponent and a long time shareholder in your company. It is disgraceful that you would submit nonsense to the SEC claiming that I am someone else's proxy. After driving the company into near-bankruptcy it would seem your executives and board of directors would have a little shame and/or decency. It would appear that assumption is incorrect. I am urging the SEC to reject your request and am urging you and your company to stop wasting money on this pathetic effort since you know darn well from the 2007 meeting that I am the real proponent

AMERICAN INTERNATIONAL GROUP, INC.
70 PINE STREET
NEW YORK, N.Y. 10270

ERIC N. LITZKY
VICE PRESIDENT - CORPORATE GOVERNANCE
SPECIAL COUNSEL AND SECRETARY
TO THE BOARD OF DIRECTORS

AIG

TEL: 212-770-6918
FAX: 212-785-1584
ERIC.LITZKY@AIG.COM

January 14, 2009

Via e-mail: shareholderproposals@sec.gov

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: American International Group, Inc. — Omission of Shareholder Proposal Pursuant to Rule 14a-8

Ladies and Gentlemen:

This letter is submitted by American International Group, Inc. (the "Company") pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), with respect to a proposal (the "Proposal" or the "First Chevedden Proposal") submitted for inclusion in the Company's proxy materials (the "Proxy Materials") for its 2009 Annual Meeting of Shareholders by John Chevedden, who purports to act as a proxy and/or designee for a nominal proponent, Kenneth Steiner, in connection with the Proposal. The Proposal and the accompanying supporting statement (the "Supporting Statement") are attached to this letter as Annex A.

The Company believes that the Proposal and the Supporting Statement may be omitted from the Proxy Materials because

- Mr. Chevedden, the real proponent of the Proposal, has submitted more than one shareholder proposal for consideration at the Company's 2009 Annual Meeting of Shareholders and, despite proper notice, has failed to correct this deficiency;

- Mr. Chevedden, the real proponent of the Proposal, has failed to provide proof of his eligibility to submit a shareholder proposal for inclusion in the Company's Proxy Materials for its 2009 Annual Meeting of Shareholders and, despite proper notice, has failed to correct this deficiency; and

- the Proposal, if implemented, would cause the Company to violate Delaware law.

In accordance with Rule 14a-8(j) under the Exchange Act, the Company hereby gives notice of its intention to omit the Proposal and Supporting Statement from the Proxy Materials and hereby respectfully requests that the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") indicate that it will not recommend enforcement action to the Commission if the Company omits the Proposal and Supporting Statement from the Proxy Materials.

This letter constitutes the Company's statement of the reasons why it deems this omission to be proper. Pursuant to Staff Legal Bulletin No. 14D (CF), Shareholder Proposals (November 7, 2008), question C, the Company has submitted this letter, including the Annexes, to the Commission via e-mail to shareholderproposals@sec.gov.

The Proposal

The Proposal reads, in relevant part:

RESOLVED, Shareowners ask our board to take the steps necessary to amend our bylaws and each appropriate governing document to give holders of 10% of our outstanding common stock (or the lowest percentage allowed by law above 10%) the power to call special shareowner meetings. This includes that such bylaw and/or charter text will not have any exception or exclusion conditions (to the fullest extent permitted by state law) that apply only to shareowners but not to management and/or the board.

Attached as Annex B are copies of the correspondence the Company has had with Mr. Chevedden to date relating to the Proposal. The Company has not received any correspondence relating to the Proposal directly from Mr. Steiner, the nominal proponent of the Proposal.

Background

The Proposal was dated October 9, 2008 and received by the Company on November 4, 2008. The Proposal was not accompanied by evidence of Mr. Chevedden's eligibility to submit the Proposal pursuant to Rule 14a-8(b).[1]

On December 1, 2008, the Company received a proposal (the "Second Chevedden Proposal" and together with the First Chevedden Proposal, the "Chevedden Proposals"), dated November 7, 2008 and signed by Mark Filiberto (together with Kenneth Steiner, the "Nominal Proponents"), who also claims to designate Mr. Chevedden as his proxy and/or designee. The Second Chevedden Proposal also was not accompanied by evidence of Mr. Chevedden's eligibility to submit a shareholder proposal pursuant to Rule 14a-8(b).[2] The Second Chevedden Proposal and the accompanying supporting statement are attached to this letter as Annex C.

In accordance with Rule 14a-8(f), on November 17, 2008, within 14 days of the Company's receipt of the First Chevedden Proposal, the Company sent a letter to Mr. Chevedden requesting that he establish eligibility to submit the First Chevedden Proposal. On November 20, 2008, Mr. Chevedden provided the Company with a statement certifying that Mr. Steiner met the relevant eligibility requirements. To date, the Company has not received evidence of Mr. Chevedden's eligibility to submit the First Chevedden Proposal. On December 10, 2008, within 14 days of the Company's receipt of the Second Chevedden Proposal, the Company sent a letter to Mr. Chevedden requesting that he establish eligibility to submit the Second Chevedden Proposal and elect one of the two Chevedden Proposals to be submitted for inclusion in the Proxy Materials. In his response, dated December 16, 2008, Mr. Chevedden failed to provide any proof of eligibility and also failed to indicate which proposal he would like to include in the Proxy Materials. To date, the Company has not received evidence of either Mr. Chevedden's or Mr. Filiberto's eligibility to submit the Second Chevedden Proposal.

Grounds for Omission

The real proponent of the Proposal, Mr. Chevedden, has submitted more than one proposal to the Company for the 2009 Annual Meeting of Shareholders (Rule 14a-8(c))

Rule 14a-8(c) provides that a shareholder may submit no more than one proposal per meeting of shareholders. The limit on the number of proposals a proponent could submit was established to prevent certain proponents from "exceed[ing] the bounds of reasonableness . . . by submitting excessive numbers of proposals", Exchange Act Release No. 34-12999, *Adoption of Amendments Relating to Proposals by Security*

---

1 The Proposal also was not accompanied by evidence of Mr. Steiner's eligibility to submit the Proposal.

2 The Second Chevedden Proposal also was not accompanied by evidence of Mr. Filiberto's eligibility to submit a shareholder proposal.

Holders, [1976-1977 Transfer Binder] Fed. Sec. L. Rep. (CCH) ¶ 80,812, at 87,127 (Nov. 22, 1976), and "to reduce issuer cost and to improve the readability of proxy statements". Exchange Act Release No. 34-20091, *Amendments to Rule 14a-8 Under the Securities Exchange Act of 1934 Relating to Proposals by Security Holders*, [1983-1984 Transfer Binder] Fed. Sec. L. Rep. (CCH) ¶ 83,417, at 86,203 (Aug. 16, 1983).

A. The facts and circumstances indicate that Mr. Chevedden is the real proponent of the Chevedden Proposals and that Mr. Chevedden serves as the alter ego of the Nominal Proponents.

It is evident that Mr. Chevedden does all of the work to author the Chevedden Proposals. Each Chevedden Proposal is accompanied by Mr. Chevedden's standard form letter, which purports to give Mr. Chevedden the authority to act on the Nominal Proponents' behalf. Both Chevedden Proposals are virtually identical in format, font and style. Both of the supporting statements accompanying the Chevedden Proposals cite to The Corporate Library extensively and almost exclusively. Both Chevedden Proposals are followed by an identical "Notes" section, with the exception of an introductory statement that names one of the Nominal Proponents as the sponsor of the proposal. In addition, the Chevedden Proposals are substantially identical to proposals submitted to other companies by Mr. Chevedden through various nominal proponents. The logical conclusion is that the Chevedden Proposals are authored by Mr. Chevedden, not the Nominal Proponents.

It is also evident that both Chevedden Proposals were in fact actually submitted by Mr. Chevedden, not the Nominal Proponents. The Chevedden Proposals were either faxed from a telephone number which corresponds to Mr. Chevedden's contact number provided in the text of the cover letter, or sent from an email address that the cover letter identifies as belonging to Mr. Chevedden. The statement certifying Mr. Steiner's eligibility to submit a shareholder proposal was also sent from Mr. Chevedden's email address.

Mr. Chevedden does not deny that he, not the Nominal Proponents, drafted and submitted the Chevedden Proposals. When the Company notified Mr. Chevedden on December 10, 2008 that he had submitted more than one proposal in contradiction with Rule 14a-8(c), Mr. Chevedden's only response was that the proposals were *signed* by others, not him. It is evidently Mr. Chevedden's belief that he may evade Rule 14a-8(c) by having someone else sign a proposal drafted and submitted by him. For reasons to be outlined below, Mr. Chevedden's belief is incorrect.

B. By submitting the Chevedden Proposals, Mr. Chevedden attempts to circumvent the one-proposal limit under Rule 14a-8(c).

Section 20(b) of the Exchange Act provides that "[i]t shall be unlawful for any person, directly or indirectly, to do any act or thing which it would be unlawful for such persons to do under . . . any rule . . . through or by means of any other person." The plain meaning of Section 20(b) makes it clear that Mr. Chevedden should not be permitted to submit two proposals—an act unlawful for himself to do under Rule 14a-8(c)—through the Nominal Proponents.

It is evident that Mr. Chevedden is not "acting as a proxy" for Messrs. Steiner and Filiberto; rather, it is Messrs. Steiner and Filiberto who are acting as "proxies," or nominal proponents, through whom Mr. Chevedden, the real proponent, submits his numerous shareholder proposals to various companies year after year. Mr. Chevedden uses his nominal proponents interchangeably and often submits similar or substantially identical proposals to different companies using different nominal proponents. For example, proposals substantially identical to the First Chevedden Proposal, of which Kenneth Steiner is the nominal proponent, have been submitted by Mr. Chevedden to other companies using various other nominal proponents including Nick Rossi,[3] William Steiner,[4] Mark Filiberto[5] and Emil Rossi.[6] All of these proposals purport to name Mr. Chevedden as the proponents' "proxy." Similarly, proposals substantially identical to the Second Chevedden Proposal, of which Mark Filiberto is the nominal proponent, have been submitted by Mr. Chevedden to various companies using Kenneth Steiner[7] and Ray T. Chevedden[8] as the nominal proponents, each naming Mr. Chevedden as "proxy." These facts indicate that Mr. Chevedden is acting as these nominal proponents' alter ego in his scheme to evade the limitation of Rule 14a-8(c).

That Mr. Chevedden is attempting to circumvent Rule 14a-8(c) is further established by the fact that Mr. Chevedden commonly takes credit for proposals submitted by his nominal proponents. *See, e.g.*, Julie Johnson, *Discontent in air on*

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3 *See, e.g.*, Inquiry Letter, *Baker Hughes Inc.* (dated December 15, 2008); Inquiry Letter, *Marathon Oil Corp.* (dated December 12, 2008).

4 *See, e.g.*, Inquiry Letter, *AT&T Inc.* (dated December 12, 2008); Inquiry Letter, *The Home Depot, Inc.* (dated December 12, 2008).

5 *See, e.g.*, Inquiry Letter, *Alcoa Inc.* (dated December 22, 2008); No-Action Letter, *The Coca-Cola Co.* (avail. Feb. 4, 2008).

6 *See, e.g.*, Inquiry Letter, *The Allstate Corp.* (dated December 30, 2008); No-Action Letter, *Entergy Corp.* (avail. Feb. 4, 2008).

7 *See* No-Action Letter, *The Hain Celestial Group, Inc.* (avail. Oct. 1, 2008).

8 *See* Inquiry Letter, *Sempra Energy* (dated December 24, 2008).

execs' pay at Boeing, CHICAGO TRIBUNE, May 1, 2007, at 4 ("'Obviously, we have very high CEO pay here,' said John Chevedden, a shareholder activist who introduced the two pay measures. He vowed to press the measures again."); Craig D. Rose, *Sempra reformers get their point across*, SAN DIEGO UNION TRIBUNE, May 5, 2004, at C1 ("The measures were presented at the meeting by John Chevedden, a long-time corporate governance activist from Redondo Beach."); Richard Gibson, *Maytag CEO puts himself on line in proxy issue battle*, THE ASSOCIATED PRESS STATE & LOCAL WIRE, April 4, 2002, at C2 ("The dissident proposals were submitted by a shareholder identified as John Chevedden . . . .").

For the reasons set forth above, the Company believes the Proposal is excludable pursuant to Rule 14a-8(c) because the real proponent of the Proposal, Mr. Chevedden, has submitted more than one proposal to the Company for the 2009 Annual Meeting of Shareholders and, pursuant to Section 20(b) of the Exchange Act, should not be permitted to circumvent Rule 14a-8(c) by submitting the multiple proposals through the Nominal Proponents.

Mr. Chevedden, the real proponent of the Chevedden Proposals, has failed to provide proof of his eligibility to submit a shareholder proposal for inclusion in the Proxy Materials (Rule 14a-8(b))

Under Question (2) of Rule 14a-8, in order to be eligible to submit a proposal, a shareholder must have continuously held at least $2,000 in market value, or 1%, of the Company's securities entitled to be voted on the proposal at the meeting for at least one year by the date the proposal is submitted and must continue to hold those securities through the date of the meeting. According to the Company's registrar and transfer agent, Mr. Chevedden is not a registered holder of shares of the Company's common stock.

In accordance with Rule 14a-8(f), on November 17, 2008, within 14 days of the Company's receipt of the First Chevedden Proposal, the Company sent a letter to Mr. Chevedden requesting that he establish eligibility to submit the First Chevedden Proposal. In addition, on December 10, 2008, within 14 days of the Company's receipt of the Second Chevedden Proposal, the Company sent a letter to Mr. Chevedden requesting that he establish eligibility to submit the Second Chevedden Proposal and elect one of the two Chevedden Proposals to be submitted for inclusion in the Proxy Materials. To date, the Company has not received any proof of Mr. Chevedden's eligibility to submit either of the Chevedden Proposals.

For the reason set forth above, the Company believes the Proposal is excludable pursuant to Rule 14a-8(b) because Mr. Chevedden has failed to establish his eligibility to submit a shareholder proposal.

The Proposal, if implemented, would cause the Company to violate Delaware law (Rule 14a-8(i)(2))

Rule 14a-8(i)(2) provides that a shareholder proposal may be excluded "[i]f the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject".

The Company believes that the Proposal is excludable pursuant to Rule 14a-8(i)(2). Attached as Annex D is an opinion letter from Richards Layton & Finger, Delaware counsel to the Company, explaining the basis for concluding that the Proposal would, if implemented, cause the Company to violate the laws of the State of Delaware, the Company's state of incorporation.

Conclusion

In accordance with Rule 14a-8(j), the Company is contemporaneously notifying the Proponent, by copy of this letter, including Annexes A, B, C and D of its intention to omit the Proposal from its Proxy Materials.

The Company hereby respectfully requests that the Staff indicate that it will not recommend enforcement action to the Commission if the Proposal and Supporting Statement are excluded from the Proxy Materials for the reasons set forth above.

If you have any questions regarding this request, or need any additional information, please telephone the undersigned at (212) 770-6918.

Very truly yours,

Eric N. Litzky

(Enclosures)

cc: Anastasia D. Kelly
Kathleen E. Shannon
(American International Group, Inc.)

John Chevedden
Kenneth Steiner

ANNEX A

(Please see the attached.)

Kenneth Steiner

*** FISMA & OMB Memorandum M-07-16 ***

Mr. Edward M. Liddy
Chairman
American International Group, Inc. (AIG)
70 Pine St
New York NY 10270

Rule 14a-8 Proposal

Dear Mr. Liddy,

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is for the next annual shareholder meeting. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and the presentation of this proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is the proxy for John Chevedden and/or his designee to act on my behalf regarding this Rule 14a-8 proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communications to John Chevedden *** FISMA & OMB Memorandum M-07-16 ***
*** FISMA & OMB Memorandum M-07-16 ***
to facilitate prompt communications and in order that it will be verifiable that communications have been sent.

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal promptly by email.

Sincerely,

Kenneth Steiner

10/9/08
Date

cc: Kathleen E. Shannon <kathleen.shannon@aig.com>
Corporate Secretary
PH: 212 770-7000
Fax: 212 509-9705
F: 212-785-1584

[AIG: Rule 14a-8 Proposal, November 4, 2008]

3 – Special Shareowner Meetings

RESOLVED, Shareowners ask our board to take the steps necessary to amend our bylaws and each appropriate governing document to give holders of 10% of our outstanding common stock (or the lowest percentage allowed by law above 10%) the power to call special shareowner meetings. This includes that such bylaw and/or charter text will not have any exception or exclusion conditions (to the fullest extent permitted by state law) that apply only to shareowners but not to management and/or the board.

Statement of Kenneth Steiner

Special meetings allow shareowners to vote on important matters, such as electing new directors, that can arise between annual meetings. If shareowners cannot call special meetings, management may become insulated and investor returns may suffer. Shareowners should have the ability to call a special meeting when a matter is sufficiently important to merit prompt consideration.

Fidelity and Vanguard supported a shareholder right to call a special meeting. Governance ratings services, including The Corporate Library and Governance Metrics International, took special meeting rights into consideration when assigning company ratings.

This proposal topic won impressive support at the following companies (based on 2008 yes and no votes):

Occidental Petroleum (OXY)	66%	Emil Rossi (Sponsor)
FirstEnergy Corp. (FE)	67%	Chris Rossi
Marathon Oil (MRO)	69%	Nick Rossi

The merits of this Special Shareowner Meetings proposal should also be considered in the context of the need for further improvements in our company's corporate governance and in individual director performance. In 2008 the following governance and performance issues were identified:

- The Corporate Library www.thecorporatelibrary.com, an independent investment research firm, rated our company:
  - "D" in Corporate Governance.
  - "High Governance Risk Assessment."
  - "Very High Concern" in executive pay – $14 million for Martin Sullivan.
  - "High Concern" in accounting – SOX 404 violation.
- Nine of our directors received from 22% to 32% in withhold votes in spite of our having a principle shareholder.
- Our directors made sure that we could not vote on the long-established shareholder proposal topic of cumulative voting in 2008.
- The company 2007 proxy raised a question on whether it was professionally proofread.
- Martin Feldstein had 21-years tenure (independence concern) and was designated an "Accelerated Vesting" director by The Corporate Library. This was due to his involvement with speeding up stock option vesting in order to avoid recognizing the related cost.
- George Miles served on 5 boards (over-extension concern) and served on two of our key committees.
- Our directors also served on 10 boards rated "D' or "F" by the Corporate Library:

George Miles	Harley-Davidson (HOG)	
George Miles	HFF. Inc. (HF)	
Stephen Bollenbach	Time Warner (TWX)	
Stephen Bollenbach	KB Home (KBH)	F-rated

Suzanne Nora Johnson	Pfizer (PFE)
Edward Liddy	3M (MMM)
James Orr	Gevity HR (GVHR)
Martin Feldstein	Eli Lilly (LLY)
Michael Sutton	Krispy Kreme Doughnuts (KKD)
Fred Langhammer	Disney (DIS)

The above concerns shows there is need for improvement. Please encourage our board to respond positively to this proposal:

Special Shareowner Meetings –
Yes on 3

Notes:
Kenneth Steiner, *** FISMA & OMB Memorandum M-07-16 *** sponsored this proposal.

The above format is requested for publication without re-editing, re-formatting or elimination of text, including beginning and concluding text, unless prior agreement is reached. It is respectfully requested that this proposal be proofread before it is published in the definitive proxy to ensure that the integrity of the submitted format is replicated in the proxy materials. Please advise if there is any typographical question.

Please note that the title of the proposal is part of the argument in favor of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout all the proxy materials.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including:
Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:

- the company objects to factual assertions because they are not supported;
- the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
- the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
- the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

See also: Sun Microsystems, Inc. (July 21, 2005).

Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email.

ANNEX B
(Please see the attached.)

AMERICAN INTERNATIONAL GROUP, INC.
70 PINE STREET
NEW YORK, N.Y. 10270

ERIC N. LITZKY
VICE PRESIDENT - CORPORATE GOVERNANCE
SPECIAL COUNSEL AND SECRETARY
TO THE BOARD OF DIRECTORS

AIG

TEL: 212-770-6918
FAX: 212-785-1584
ERIC.LITZKY@AIG.COM

November 17, 2008

CERTIFIED MAIL, RETURN RECEIPT REQUESTED

Mr. John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

Re: American International Group, Inc. ("AIG")

Dear Mr. Chevedden:

This letter is sent to you in accordance with Rule 14a-8 under the Securities Exchange Act of 1934, pursuant to which AIG must notify you of any procedural or eligibility deficiency in your shareholder proposal, dated October 9, 2008 and received November 4, 2008, as well as of the time frame for your response, if any, to this letter. For the reasons set forth below, AIG believes that your proposal may be excluded from the Proxy Statement for AIG's 2009 Annual Meeting of Shareholders, unless this deficiency is cured in a timely resubmitted proposal.

Under Question (2) of Rule 14a-8, in order to be eligible to submit a proposal, a shareholder must have continuously held at least $2,000 in market value, or 1%, of AIG's securities entitled to be voted on the proposal at the meeting for at least one year by the date the proposal is submitted and must continue to hold those securities through the date of the meeting. According to AIG's registrar and transfer agent, you are not a registered holder of shares of AIG's Common Stock. Thus, you must establish your eligibility to submit the proposal in one of the two ways specified in Rule 14a-8(b)(2): one, by submitting to AIG a written statement from the record holder (usually a broker or bank) of your AIG Common Stock verifying that at the time you submitted your proposal you had continuously held the securities for at least one year; or two, if you have filed a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or a Form 5 (or any amendments thereto), you may send AIG a copy of any of these schedules or forms, and any subsequent amendment reporting a change in your ownership level of the securities.

Under Question (6) of Rule 14a-8, AIG is required to inform you that if you would like to respond to this letter or remedy the deficiency described above, your response must be postmarked, or transmitted electronically, no later than 14 days from the date that you received this letter. Enclosed for your reference is a copy of Rule 14a-8.

Very truly yours,

Eric N. Litzky
Vice President – Corporate
Governance and Special Counsel and
Secretary to the Board of Directors

cc: Kenneth Steiner

*** FISMA & OMB Memorandum M-07-16 ***

Enclosure

Pages 24 through 28 redacted for the following reasons:
- -
*** FISMA & OMB Memorandum M-07-16 ***

From: *** FISMA & OMB Memorandum M-07-16 ***
Sent: Thursday, November 20, 2008 12:26 AM
To: Litzky, Eric
Subject: Rule 14a-8 Broker Letter (AIG) SPM

Mr. Litzky,

Attached is the broker letter requested. Please advise within one business day whether there is any further rule 14a-8 requirement.

Sincerely,

John Chevedden

DJF

DISCOUNT BROKERS

Date: 19 Nov 2008

To whom it may concern:

As introducing broker for the account of Kenneth Steiner, account number FISMA & OMB Memorandum M-07-1 held with National Financial Services Corp. as custodian, DJF Discount Brokers hereby certifies that as of the date of this certification Kenneth Steiner is and has been the beneficial owner of 1550 shares of American Int'l Group; having held at least two thousand dollars worth of the above mentioned security since the following date: 2/10/03, also having held at least two thousand dollars worth of the above mentioned security from at least one year prior to the date the proposal was submitted to the company.

Sincerely,

Mark Filiberto

Mark Filiberto,
President
DJF Discount Brokers

Post-it® Fax Note 7671	Date 11-19-08 # of pages▸
To Eric Litzky	From John Chevedden
Co./Dept.	Co.
Phone #	Phone *** FISMA & OMB Memorandum M-07-16 ***
Fax # 212-785-1584	Fax #

ANNEX C
(Please see the attached.)

Mark Filiberto
General Partner
Palm Garden Partners LP
1981 Marcus Ave., Suite C114
Lake Success, NY 11042

Mr. Edward M. Liddy
Chairman
American International Group, Inc. (AIG)
70 Pine St
New York NY 10270

Rule 14a-8 Proposal

Dear Mr. Liddy,

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is for the next annual shareholder meeting. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and the presentation of this proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is the proxy for John Chevedden and/or his designee to act on my behalf regarding this Rule 14a-8 proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communications to John Chevedden *** FISMA & OMB Memorandum M-07-16 ***
*** FISMA & OMB Memorandum M-07-16 ***
to facilitate prompt communications and in order that it will be verifiable that communications have been sent.

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal promptly by email.

Sincerely,

Mark Filiberto (signature) 7 Nov 2008
Mark Filiberto Date

cc: Kathleen E. Shannon <kathleen.shannon@aig.com>
Corporate Secretary
PH: 212 770-7000
FX: 212 509-9705
FX: 212 943-1125
FX: 212-785-1584

[AIG: Rule 14a-8 Proposal, November 26, 2008]

3 – Reincorporate in a Shareowner-Friendly State

Resolved: That shareowners hereby request that our board of directors initiate the appropriate process to change the Company's jurisdiction of incorporation from Delaware to North Dakota and to elect that the Company be subject to the North Dakota Publicly Traded Corporations Act.

This proposal requests that the board initiate the process to reincorporate the Company in North Dakota under the new North Dakota Publicly Traded Corporations Act. If our Company were subject to the North Dakota act there would be additional benefits:

- There would be a right of proxy access for shareowners who have owned 5% or more of our Company's shares for at least two years.
- Shareowners would be reimbursed for their expenses in proxy contests to the extent they are successful.
- The board of directors could not be classified.
- The ability of the board of directors to adopt a poison pill would be limited in several respects.
- Shareowners would vote each year on executive pay practices.

These provisions, together with others in the North Dakota act, would give us as shareowners more rights than are available under any other state corporation law. By reincorporating in North Dakota, our company would instantly have the best governance system available.

The SEC recently refused to change its rules to give shareowners a right of access to management's proxy statement. And the Delaware courts recently invalidated a bylaw requiring reimbursement of proxy expenses. Each of those rights is part of the North Dakota act. As a result, reincorporation in North Dakota is now the best alternative for achieving the rights of proxy access and reimbursement of proxy expenses. And at the same time those rights would become available to us as shareowners in a North Dakota corporation, our Company would also shift to cumulative voting, "say on pay," and other best practices in governance.

Our Company needs to improve its governance. The Corporate Library www.thecorporatelibrary.com, an independent investment research firm, rated our company "D" in Corporate Governance, "Very High Concern" in executive pay with $14 million for Martin Sullivan and "High Concern" in accounting with a SOX 404 violation. Nine of our directors received from 22% to 32% of our withheld votes in spite of our having a principle shareholder.

Martin Feldstein had 21-years tenure (independence concern) and was designated an "Accelerated Vesting" director by The Corporate Library due to his speeding up stock option vesting in order to avoid recognizing the related cost. George Miles served on 5 boards (over-extension concern) and served on two of our key committees. Our directors also served on 10 boards rated "D" or "F" by the Corporate Library.

Reincorporation in North Dakota provides a way to switch to a vastly improved system of governance in a single step. And reincorporation in North Dakota does not require a vast infusion of capital or massive layoffs to help restore the financial health of our company.

I urge your support for Reincorporating in a Shareowner-Friendly State.

Notes:

Mark Filiberto, General Partner, Palm Garden Partners LP, 1981 Marcus Ave., Suite C114, Lake Success, NY 11042 sponsored this proposal.

The above format is requested for publication without re-editing, re-formatting or elimination of text, including beginning and concluding text, unless prior agreement is reached. It is respectfully requested that this proposal be proofread before it is published in the definitive proxy to ensure that the integrity of the submitted format is replicated in the proxy materials. Please advise if there is any typographical question.

Please note that the title of the proposal is part of the argument in favor of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout all the proxy materials.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including:
Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:

- the company objects to factual assertions because they are not supported;
- the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
- the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
- the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

See also: Sun Microsystems, Inc. (July 21, 2005).

Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email.

ANNEX D

(Please see the attached.)

RICHARDS LAYTON & FINGER

January 14, 2009

American International Group, Inc.
70 Pine Street
New York, NY 10270

Re: Stockholder Proposal Submitted by Kenneth Steiner

Ladies and Gentlemen:

We have acted as special Delaware counsel to American International Group, Inc., a Delaware corporation (the "Company"), in connection with a proposal (the "Proposal") submitted by Kenneth Steiner (the "Proponent") that the Proponent intends to present at the Company's 2009 annual meeting of stockholders (the "Annual Meeting"). In this connection, you have requested our opinion as to a certain matter under the General Corporation Law of the State of Delaware (the "General Corporation Law").

For the purpose of rendering our opinion as expressed herein, we have been furnished and have reviewed the following documents:

(i) the Restated Certificate of Incorporation of the Company, as filed with the Secretary of State of the State of Delaware (the "Secretary of State") on June 2, 1995, as amended by the Certificate of Amendment of Certificate of Incorporation of the Company, as filed with the Secretary of State on June 3, 1998, as further amended by the Certificate of Merger of SunAmerica Inc. with and into the Company, as filed with the Secretary of State on December 30, 1998, as further amended by the Certificate of Amendment of Certificate of Incorporation of the Company, as filed with the Secretary of State on June 5, 2000 (collectively, the "Certificate of Incorporation");

(ii) the By-laws of the Company, as amended on June 15, 2008 (the "Bylaws"); and

(iii) the Proposal and the supporting statement thereto.

With respect to the foregoing documents, we have assumed: (a) the genuineness of all signatures, and the incumbency, authority, legal right and power and legal capacity under all applicable laws and regulations, of each of the officers and other persons and entities signing or whose signatures appear upon each of said documents as or on behalf of the parties thereto; (b) the conformity to authentic originals of all documents submitted to us as certified, conformed, photostatic, electronic or other copies; and (c) that the foregoing documents, in the forms submitted to us for our review, have not been and will not be altered or amended in any respect material to our opinion as expressed herein. For the purpose of rendering our opinion as expressed herein, we have not reviewed any document other than the documents set forth above, and, except as set forth in this opinion, we assume there exists no provision of any such other document that bears upon or is inconsistent with our opinion as expressed herein. We have conducted no independent factual investigation of our own, but rather have relied solely upon the foregoing documents, the statements and information set forth therein, and the additional matters recited or assumed herein, all of which we assume to be true, complete and accurate in all material respects.

The Proposal

The Proposal reads as follows:

> RESOLVED, Shareowners ask our board to take the steps necessary to amend our bylaws and each appropriate governing document to give holders of 10% of our outstanding common stock (or the lowest percentage allowed by law above 10%) the power to call special shareowner meetings. This includes that such bylaw and/or charter text will not have any exception or exclusion conditions (to the fullest extent permitted by state law) that apply only to shareowners but not to management and/or the board.

Discussion

You have asked our opinion as to whether implementation of the Proposal would violate Delaware law. For the reasons set forth below, in our opinion, implementation of the Proposal by the Company would violate the General Corporation Law.

The first sentence of the Proposal requests that the Board of Directors of the Company (the "Board") "take the steps necessary" to amend the Bylaws and/or Certificate of Incorporation to provide the holders of 10% of the Company's outstanding common stock with the power to call special meetings of stockholders.[1] The second sentence of the Proposal provides that any "exception or exclusion conditions" applying to the stockholders' power to call a special meeting must also be applied to the Company's "management" and/or the Board. One "exception or exclusion condition" imposed on the stockholders' power to call special meetings under the Proposal is their holding 10% or more of the Company's outstanding common stock.

[1] Presently, Section 1.2 of the Company's Bylaws provides that "[a] special meeting of stockholders shall be called by the Secretary upon the written request, stating the purpose of the meeting, of stockholders who together own of record twenty-five (25) percent of the outstanding shares of each class of stock entitled to vote at such meeting."

As applied to the Board pursuant to the language of the Proposal, this condition would require the directors to hold at least 10% of the Company's outstanding common stock to call a special meeting of stockholders. For purposes of this opinion, we have assumed that the Proposal would be read to have this effect. Notably, the Proposal does not seek to impose a process-oriented limitation on the Board's power to call special meetings (e.g., requiring unanimous Board approval to call special meetings), but instead purports to preclude the Board from calling special meetings unless the directors have satisfied an external condition—namely, the ownership of 10% of the Company's outstanding common stock—that is unrelated to the process through which the Board makes decisions. As a result of this restriction, for the reasons set forth below, in our opinion, the Proposal, if implemented, would violate the General Corporation Law.

Section 211(d) of the General Corporation Law governs the calling of special meetings of stockholders. That subsection provides: "Special meetings of the stockholders may be called by the board of directors or by such person or persons as may be authorized by the certificate of incorporation or by the bylaws." 8 Del. C. § 211(d). Thus, Section 211(d) vests the board of directors with the power to call special meetings, and it gives the corporation the authority, through its certificate of incorporation or bylaws, to grant other parties (in addition to the board of directors) the power to call special meetings. In considering whether implementation of the Proposal would violate Delaware law, the relevant question is whether a provision conditioning the Board's power to call special meetings on the directors' ownership of at least 10% of the outstanding common stock would be valid if included in the Certificate of Incorporation or Bylaws. In our opinion, such a provision, whether included in the Certificate of Incorporation or Bylaws, would be invalid.

A. The Provision Contemplated by the Proposal May Not Be Validly Included in the Certificate of Incorporation.

Because the Proposal seeks to modify or eliminate a "core" power of the Board, the Proposal may not be implemented through the Certificate of Incorporation. Section 102(b)(1) of the General Corporation Law provides that a certificate of incorporation may contain:

> Any provision for the management of the business and for the conduct of the affairs of the corporation, and any provision creating, defining, limiting and regulating the powers of the corporation, the directors, and the stockholders, or any class of the stockholders . . . ; if such provisions are not contrary to the laws of [the State of Delaware].

8 Del. C. § 102(b)(1) (emphasis added). Thus, a corporation's ability to curtail the directors' powers through the certificate of incorporation is not without limitation. Any provision adopted pursuant to Section 102(b)(1) that is otherwise contrary to Delaware law would be invalid. See Lions Gate Entm't Corp. v. Image Entm't Inc., 2006 WL 1668051, at *7 (Del. Ch. June 5, 2006) (footnote omitted) (noting that a charter provision "purport[ing] to give the Image board the

power to amend the charter unilaterally without a shareholder vote" after the corporation had received payment for its stock "contravenes Delaware law [i.e., Section 242 of the General Corporation Law] and is invalid."). In Sterling v. Mayflower Hotel Corp., 93 A.2d 107, 118 (Del. 1952), the Court found that a charter provision is "contrary to the laws of [Delaware]" if it transgresses "a statutory enactment or a public policy settled by the common law or implicit in the General Corporation Law itself."

The Court in Loew's Theatres, Inc. v. Commercial Credit Co., 243 A.2d 78, 81 (Del. Ch. 1968), adopted this view, noting that "a charter provision which seeks to waive a statutory right or requirement is unenforceable." More recently, the Court in Jones Apparel Group, Inc. v. Maxwell Shoe Co., 883 A.2d 837 (Del. Ch. 2004), suggested that certain statutory rights involving "core" director duties may not be modified or eliminated through the certificate of incorporation. The Jones Apparel Court observed:

> [Sections] 242(b)(1) and 251 do not contain the magic words ["unless otherwise provided in the certificate of incorporation"] and they deal respectively with the fundamental subjects of certificate amendments and mergers. Can a certificate provision divest a board of its statutory power to approve a merger? Or to approve a certificate amendment? Without answering those questions, I think it fair to say that those questions inarguably involve far more serious intrusions on core director duties than does [the record date provision at issue]. I also think that the use by our judiciary of a more context- and statute-specific approach to police "horribles" is preferable to a sweeping rule that denudes § 102(b)(1) of its utility and thereby greatly restricts the room for private ordering under the DGCL.

Id. at 852. While the Court in Jones Apparel recognized that certain provisions for the regulation of the internal affairs of the corporation may be made subject to modification or elimination through the private ordering system of the certificate of incorporation and bylaws, it indicated that other powers vested in the board—particularly those touching upon the directors' discharge of their fiduciary duties—are so fundamental to the proper functioning of the corporation that they cannot be so modified or eliminated. Id.

The structure of, and legislative history surrounding, Section 211(d) confirm that the board's statutory power to call special meetings, without limitation or restriction, is a "core" power reserved to the board. Consequently, any provision of the certificate of incorporation purporting to infringe upon that fundamental power (other than an ordinary process-oriented limitation)[2] would be invalid. As noted above, Section 211(d) provides that "[s]pecial meetings of the stockholders may be called by the board of directors or by such person or persons as may

[2] For a discussion of process-oriented limitations, see infra, n. 6 and surrounding text.

be authorized by the certificate of incorporation or by the bylaws." 8 Del. C. § 211(d). Section 211(d) was adopted in 1967 as part of the wholesale revision of the General Corporation Law. In the review of Delaware's corporate law prepared for the committee tasked with submitting the revisions, it was noted, in respect of then-proposed Section 211(d), "[m]any states specify in greater or less detail who may call special stockholder meetings," and it was "suggested that the common understanding be codified by providing that special meetings may be called by the board of directors or by any other person authorized by the by-laws or the certificate of incorporation." Ernest L. Folk, III, Review of the Delaware Corporation Law for the Delaware Corporation Law Revision Committee, at 112 (1968). It was further noted that "it is unnecessary (and for Delaware, undesirable) to vest named officers, or specified percentages of shareholders (usually 10%), with statutory, as distinguished from by-law, authority to call special meetings . . ." Id. The language of the statute, along with the gloss provided by the legislative history, clearly suggests that the power to call special meetings is vested by statute in the board, without limitation, and that other parties may be granted such power through the certificate of incorporation and bylaws. While the certificate of incorporation and/or bylaws may expand the statutory default with regard to the calling of special meetings (i.e., parties in addition to the board of directors may be authorized to call special meetings), the certificate of incorporation and/or bylaws may not limit the express power of the board of directors to call special meetings, except through ordinary process-oriented limitations.

That the board of directors' power to call special meetings must remain unfettered (other than through ordinary process-oriented limitations)[3] is consistent with the most fundamental precept of the General Corporation Law: the board of directors is charged with a fiduciary duty to manage the business and affairs of the corporation. That duty may require the board of directors to call a special meeting at any time (regardless of the directors' ownership of the corporation's then-outstanding stock) to present a significant matter to a vote of the stockholders. Indeed, the Delaware courts have indicated that the calling of special meetings is one of the principal acts falling within the board's duty to manage the business and affairs of the corporation. See Campbell v. Loew's, Inc., 134 A.2d 852, 856 (Del. Ch. 1957) (upholding a bylaw granting the corporation's president (in addition to the board) the power to call special meetings and noting that the grant of such power did "not impinge upon the statutory right and duty of the board to manage the business of the corporation"). "[T]he fiduciary duty of a Delaware director is unremitting," Malone v. Brincat, 722 A.2d 5, 10 (Del. 1998). It does not abate during those times when the directors fail to meet a specified stock-ownership threshold. As the Delaware Supreme Court has stated, "[a] cardinal precept of the General Corporation Law of the State of Delaware is that directors, rather than shareholders, manage the business and affairs of the corporation." Aronson v. Lewis, 473 A.2d 805, 811 (Del. 1984). See also Quickturn Design Sys., Inc. v. Shapiro, 721 A.2d 1281, 1291 (Del. 1998). The provision contemplated by the Proposal would impermissibly infringe upon the Board's fiduciary duty to manage the business and affairs of the Company and would therefore be invalid under the General Corporation Law.

---

[3] See infra, n. 6 and surrounding text.

B. The Provision Contemplated by the Proposal May Not Be Validly Included in the Bylaws.

As with the charter provision contemplated by the Proposal, the bylaw provision contemplated thereby would impermissibly infringe upon the Board's power under Section 211(d) of the General Corporation Law to call special meetings. In that respect, such provision would violate the General Corporation Law and could not be validly implemented through the Bylaws. See 8 Del. C. § 109(b) ("The bylaws may contain any provision, not inconsistent with law or with the certificate of incorporation, relating to the business of the corporation, the conduct of its affairs, and its rights or powers or the rights or powers of its stockholders, directors, officers or employees.") (emphasis added).

Moreover, the Proposal could not be implemented through the Bylaws since it would restrict the Board's power to call special meetings (other than through an ordinary process-oriented bylaw)[4] as part of its power and duty to manage the business and affairs of the Company. Under Section 141(a) of the General Corporation Law, the directors of a Delaware corporation are vested with the power and authority to manage the business and affairs of the corporation. Section 141(a) provides, in relevant part, as follows:

> The business and affairs of every corporation organized under this chapter shall be managed by or under the direction of a board of directors, except as may be otherwise provided in this chapter or in its certificate of incorporation.

8 Del. C. § 141(a) (emphasis added). Section 141(a) expressly provides that if there is to be any deviation from the general mandate that the board of directors manage the business and affairs of the corporation, such deviation must be provided in the General Corporation Law or the certificate of incorporation. Id.; see, e.g., Lehrman v. Cohen, 222 A.2d 800, 808 (Del. 1966). The Certificate of Incorporation does not (and, as explained above, could not) provide for any substantive limitations on the Board's power to call special meetings, and, unlike other provisions of the General Corporation Law that allow the Board's statutory authority to be modified through the bylaws,[5] Section 211(d) does not provide that the board's power to call special meetings may be modified through the bylaws. See 8 Del. C. § 211(d). Moreover, the phrase "except as otherwise provided in this chapter" set forth in Section 141(a) does not include bylaws adopted pursuant to Section 109(b) of the General Corporation Law that could disable the board entirely from exercising its statutory power. In CA, Inc. v. AFSCME Employees Pension Plan, 953 A.2d 227, 234-35 (Del. 2008), the Court, when attempting to determine "the scope of shareholder action that Section 109(b) permits yet does not improperly intrude upon the

---

[4] See infra, n. 6 and surrounding text.

[5] For example, Section 141(f) authorizes the board to act by unanimous written consent "[u]nless otherwise restricted by the certificate of incorporation or bylaws." See 8 Del. C. § 141(f).

directors' power to manage [the] corporation's business and affairs under Section 141(a)," indicated that while reasonable bylaws governing the board's decision-making process are generally valid, those purporting to divest the board entirely of its substantive decision-making power and authority are not.[6]

The Court's observations in CA are consistent with the long line of Delaware cases highlighting the distinction implicit in Section 141(a) of the General Corporation Law between the role of stockholders and the role of the board of directors. As the Delaware Supreme Court has stated, "[a] cardinal precept of the General Corporation Law of the State of Delaware is that directors, rather than shareholders, manage the business and affairs of the corporation." Aronson, 473 A.2d at 811. See also McMullin v. Beran, 765 A.2d 910, 916 (Del. 2000) ("One of the fundamental principles of the Delaware General Corporation Law statute is that the business affairs of a corporation are managed by or under the direction of its board of directors.") (citing 8 Del. C. § 141(a)); Quickturn, 721 A.2d at 1291 ("One of the most basic tenets of Delaware corporate law is that the board of directors has the ultimate responsibility for managing the business and affairs of a corporation.") (footnote omitted). The rationale for these statements is as follows:

> Stockholders are the equitable owners of the corporation's assets. However, the corporation is the legal owner of its property and the stockholders do not have any specific interest in the assets of the corporation. Instead, they have the right to share in the profits of the company and in the distribution of its assets on liquidation. Consistent with this division of interests, the directors rather than the stockholders manage the business and affairs of the corporation and the directors, in carrying out their duties, act as fiduciaries for the company and its stockholders.

Norte & Co. v. Manor Healthcare Corp., 1985 WL 44684, at *3 (Del. Ch. Nov. 21, 1985) (citations omitted); see also Paramount Commc'ns Inc. v. Time Inc., 1989 WL 79880, at *30 (Del. Ch. July 14, 1989), aff'd, 571 A.2d 1140 (Del. 1989) ("The corporation law does not operate on the theory that directors, in exercising their powers to manage the firm, are obligated

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[6] The Court stated: "It is well-established Delaware law that a proper function of bylaws is not to mandate how the board should decide specific substantive business decisions, but rather, to define the process and procedures by which those decisions are made. . . . Examples of the procedural, process-oriented nature of bylaws are found in both the DGCL and the case law. For example, 8 Del. C. § 141(b) authorizes bylaws that fix the number of directors on the board, the number of directors required for a quorum (with certain limitations), and the vote requirements for board action. 8 Del. C. § 141(f) authorizes bylaws that preclude board action without a meeting." CA, 953 A.2d at 234-35 (footnotes omitted).

to follow the wishes of a majority of shares.").[7] Because the bylaw contemplated by the Proposal would go well beyond governing the process through which the Board determines whether to call special meetings – in fact, it would potentially have the effect of disabling the Board from exercising its statutorily-granted power to call special meetings – such bylaw would be invalid under the General Corporation Law.

Finally, the "savings clause" that purports to limit the mandates of the Proposal "to the fullest extent permitted by state law" does not resolve this conflict with Delaware law. On its face, such language addresses the extent to which the requested "bylaw and/or charter text will not have any exception or exclusion conditions" (i.e., there will be no exception or exclusion conditions unless they are required by state law). The language does not limit the exception and exclusion conditions that would apply "to management and/or the board," and were it to do so the entire second sentence of the Proposal would be a nullity because, as set forth above, the certificate of incorporation and/or bylaws may not limit the statutory power of the board of directors to call special meetings, except through ordinary process-oriented limitations. Thus, the "savings clause" does not resolve the conflict between the provision contemplated by the Proposal and the dictates of the General Corporation Law. As discussed above, Section 211(d), read together with Sections 102(b)(1) and 109(b), allows for no limitations on the board's power to call a special meeting (other than ordinary process-oriented limitations);[8] accordingly, there is no "extent" to which the restriction on that power contemplated by the Proposal would otherwise be permitted by state law. The "savings clause" does not save the Proposal from being invalid under Delaware law if implemented.

Conclusion

Based upon and subject to the foregoing, and subject to the limitations stated herein, it is our opinion that the Proposal, if adopted by the stockholders and implemented by the Board, would be invalid under the General Corporation Law.

The foregoing opinion is limited to the General Corporation Law. We have not considered and express no opinion on any other laws or the laws of any other state or jurisdiction, including federal laws regulating securities or any other federal laws, or the rules and regulations of stock exchanges or of any other regulatory body.

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[7] But see UniSuper Ltd. v. News Corp., 2005 WL 3529317 (Del. Ch. Dec. 20, 2005). In that case, the Court held that a board of directors could agree, by adopting a board policy and promising not to subsequently revoke the policy, to submit the final decision whether to adopt a stockholder rights plan to a vote of the corporation's stockholders. The board's voluntary agreement to contractually limit its discretion in UniSuper, however, is distinguishable from the instant case. The bylaw contemplated by the Proposal, if adopted by the stockholders and implemented, would potentially result in stockholders divesting the Board of its statutory power to call special meetings.

[8] See supra, n. 6 and surrounding text.

The foregoing opinion is rendered solely for your benefit in connection with the matters addressed herein. We understand that you may furnish a copy of this opinion letter to the SEC in connection with the matters addressed herein and that you may refer to it in your proxy statement for the Annual Meeting, and we consent to your doing so. Except as stated in this paragraph, this opinion letter may not be furnished or quoted to, nor may the foregoing opinion be relied upon by, any other person or entity for any purpose without our prior written consent.

Very truly yours,

Richards, Layton & Finger, P.A.

CSB/TNP